UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  COMMISSION FILE NUMBER 1-10492

                                  EPITOPE, INC.
             (Exact name of registrant as specified in its charter)

                            8505 S.W. Creekside Place
                             Beaverton, Oregon 97008
                                 (503) 641-6115
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Common Stock, no par value
                         Preferred Stock Purchase Rights
            (Title of each class of securities covered by this Form)

                                      NONE
   (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
        Rule 12g-4(a)(1)(i)  [X]                   Rule 12h-3(b)(1)(i)  [X]
        Rule 12g-4(a)(1)(ii) [ ]                   Rule 12h-3(b)(1)(ii) [ ]
        Rule 12g-4(a)(2)(i)  [ ]                   Rule 12h-3(b)(2)(i)  [ ]
        Rule 12g-4(a)(2)(ii) [ ]                   Rule 12h-3(b)(2)(ii) [ ]
        Rule 15d-6           [ ]

Approximate number of holders of record as of the certification or notice date:0

        On September 29, 2000, the merger of Epitope, Inc., with and into Orasure Technologies, Inc., was consummated. All outstanding shares of Epitope, Inc., capital stock were converted into shares of common stock of Orasure Technologies, Inc., in the merger. As a result, no shares of capital stock of Epitope, Inc., remain outstanding and the shares of common stock of Orasure Technologies, Inc., are deemed registered under Section 12(g) of the Securities Exchange Act of 1934 as successor to Epitope, Inc., pursuant to Rule 12g-3 promulgated thereunder.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orasure Technologies, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:  October 2, 2000        By:    /s/ Charles E. Bergeron
                              Name:  Charles E. Bergeron
                              Title: Vice President and Chief Financial Officer
                                     of Orasure Technologies, Inc., a Delaware
                                     corporation, successor to Epitope, Inc., an
                                     Oregon corporation


                                      -2-